VIA EDGAR

April 3, 2025

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rebekah Reed

Re:	OptimizeRx Corp
Registration Statement on Form S-3
Filed March 28, 2025 File No: 333-286224

Dear Ms. Reed:

OptimizeRx Corp (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-286224), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to become effective on Monday, April 7, 2025, at 4:00 p.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes Melissa Palat Murawsky of Blank Rome LLP to orally modify or withdraw this request for acceleration. Please contact Ms. Murawsky at (215) 569-5732 with any questions you may have concerning this request, and please notify her when this request for acceleration has been granted.

/s/ Stephen Silvestro
Name:	Stephen Silvestro
Title:	Chief Executive Officer